

November 8, 2022

James Brannen
Chief Executive Officer
First Seacoast Bancorp, Inc.
633 Central Avenue
Dover, New Hampshire 03820

      Re: First Seacoast Bancorp, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 27, 2022
            File No. 333-267398

Dear James Brannen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

Amendment No. 1 to Form S-1 filed October 27, 2022

Pro Forma Data
At and for the Year Ended December 31, 2021, page 54

1.   We note your response to comment 5 and are re-issuing the comment. Please explain your consideration, citing authoritative literature, to reflect an adjustment to the pro forma net income and pro forma earnings per share for the cost to withdraw from the defined benefit pension plan or whether there are any other continuing impacts associated with your withdrawal from the plan. In addition, revise your disclosure in footnote (4) to more fully describe the nature, calculation and assumptions involved in the savings from withdrawal from defined benefit plan adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Critical Accounting Policies and Critical Accounting Estimates, page 58

2. We note your response to comment 6 and re-issue this comment in part. In regard to the critical accounting policies and estimates for the the calculation of the allowance for loan losses, please revise your disclosures to explain the qualitative adjustments made to the baseline estimate and how much each estimate and/or assumption has changed over the relevant period, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation. For example, we note in your Comparison of Financial Condition on pages 63 and 66 that you made relevant adjustments to the qualitative factors in the measurement of the allowance for loan losses at June 30, 2022, December 31, 2021, and December 31, 2020.

FSB Wealth Management, page 93

3. We note your response to prior comment 7. Consistent with your response, please balance your disclosure about the $85.6 million assets under management with disclosure of the revenues from wealth management services so that investors can see that wealth management services do not currently appear to be a material part of your business. Also, update the disclosure about FSB Wealth Management in the prospectus summary, MD&A overview, and business sections to clarify that wealth management services are not currently a material part of your business.

You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance